FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2005

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ AKIHIKO TOYOTANI
Akihiko Toyotani
General Manager of Finance Division

Date: June 29, 2005

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Notice of Resolution for the 51st Ordinary General Meeting of Shareholders

(Translation)

June 28, 2005

To Our Shareholders:

Makoto Kawamura, President and Director Kyocera Corporation 6 Takeda Tobadono-cho, Fushimi-ku, Kyoto

Notice of Resolution for the 51st Ordinary General Meeting of Shareholders

We hereby give notice that the matters set forth below were reported or resolved at the 51st Ordinary General Meeting of Shareholders, which was held on the date hereof.

Matters reported:

1.	The business report, consolidated balance sheet, consolidated statement of income, non-consolidated balance sheet and non-consolidated statement of income, with respect to the fiscal period from April 1, 2004 to March 31, 2005 (fiscal 2005)

2.	Audit report of Independent Auditors and audit report of Board of Corporate Auditors on the consolidated financial statements

The contents of 1. and 2. above were reported.

Matters resolved:

Agendum No. 1: Approval of proposed appropriation of retained earnings for fiscal 2005

It was resolved, as proposed by the Company, that the amount of cash dividend to shareholders should be 50 yen per share.

Agendum No. 2: Amendments to the Articles of Incorporation

It was resolved, as proposed by the Company.

Please see “Amendments to the Articles of Incorporation” below for amendments adopted.

Agendum No. 3: Election of thirteen (13) Directors

Messrs. Kensuke Itoh, Yasuo Nishiguchi, Masahiro Umemura, Michihisa Yamamoto, Yuzo Yamamura, Naoyuki Morita, Koji Seki, Noboru Nakamura, Isao Kishimoto, Hisao Hisaki, Rodney Lanthorne and John Gilbertson were re-elected and assumed office as Directors. Mr. Makoto Kawamura was newly elected and assumed office as Director.

Agendum No. 4: Election of two (2) Corporate Auditors

Messrs. Yoshihiko Nishikawa and Shigekazu Tamura were newly elected and assumed office as Corporate Auditors.

Agendum No. 5: Payment of retirement allowance to a retiring Director

It was resolved, as proposed by the Company, that the Company would pay retirement allowance to a retiring Director, Mr. Kazuo Inamori, in an amount reasonable and in accordance with the standards prescribed by the Company.

It was also resolved that the particular amount, timing and method of payment of such allowance shall be determined by resolution of the Board of Directors.

Agendum No. 6: Payment of retirement allowance to a retiring Corporate Auditor

It was resolved, as proposed by the Company, that the Company would pay retirement allowance to a retiring Corporate Auditor, Mr. Atsushi Mori, in an amount reasonable and in accordance with the standards prescribed by the Company.

It was also resolved that the particular amount, timing and method of payment of such allowance shall be determined through discussion among the Corporate Auditors.

Agendum No. 7: Revision of the amount of remuneration to Directors

It was resolved, as proposed by the Company, that the aggregate remuneration to the Directors of the Company shall be reduced to the amount of no more than 30 million yen per month (excluding salaries for services as employees or Executive Offices, in the event that any certain Directors also serve simultaneously as employees or Executive Officers).

Agendum No. 8: Issuance of stock acquisition rights for granting stock options

It was resolved, as proposed by the Company, that in order to grant stock options to Directors, Corporate Auditors, Executive Officers and employees of the Company and its subsidiaries, the Company would issue stock acquisition rights pursuant to Articles 280-20 and 280-21 of the Commercial Code.

Attachment to the Notice of Resolution

Amendments to the Articles of Incorporation

The resolved amendments are as follows:

(The underlined portion indicates the amendment.)

Before Amendment	After Amendment
Article 4. Public Notices	Article 4. Public Notices

Public notices by the Company shall appear in The Nihon Keizai Shimbun.

Public notices by the Company shall be made by electronic public notice, provided, however, that if, due to accident that makes the use of the electronic public notice impossible or other unavoidable reason, electronic public notices can not be made, public notices by the Company shall appear in The Nihon Keizai Shimbun.

Article 18. Number of Directors	Article 18. Number of Directors

The Company shall have not more than forty-five Directors.	The Company shall have not more than twenty Directors.

Article 21. Election of Executive Directors and Appointment of Counsellors and Advisors	Article 21. Executive Directors and Chairman Emeritus, Advisors and Counsellors

1.      The Board of Directors may appoint, by resolution, a Chairman Emeritus of the Board of Directors, a Chairman of the Board of Directors, a President and Director, several Vice-Chairmen and Directors, Executive Vice-Presidents and Directors, Senior Managing Directors, Managing Directors and Advisors and Directors.

1.      The Board of Directors may appoint, by resolution, a Chairman of the Board of Directors, a President and Director, several Vice-Chairmen and Directors, Executive Vice-Presidents and Directors, Senior Managing Directors, Managing Directors and Advisors and Directors.

<Newly added>	2. The Board of Directors may appoint, by resolution, a Chairman Emeritus.

2. The Board of Directors may appoint, by resolution, Counsellors and Advisors.	3. The Board of Directors may appoint, by resolution, Advisors and Counsellors.

As a result of amendment to Article 4 of the Articles of Incorporation, the Company’s public notices by the Company shall be made by electronic public notice. The address of the Internet website of the Company on which the electronic public notice shall be made is as follows:

http://www.kyocera.co.jp

Management Structure

The management structure of the Company as of June 28, 2005 is as follows:

Title	Name
Chairman Emeritus	Kazuo Inamori

Directors and Corporate Auditors

Advisor and Director	Kensuke Itoh
Chairman of the Board and Representative Director	Yasuo Nishiguchi
Vice Chairman and Representative Director	Masahiro Umemura
President and Representative Director	Makoto Kawamura	(Newly-elected)
Director	Yuzo Yamamura
Director	Naoyuki Morita
Director	Koji Seki
Director	Michihisa Yamamoto
Director	Noboru Nakamura
Director	Isao Kishimoto
Director	Hisao Hisaki
Director	Rodney Lanthorne
Director	John Gilbertson
Full-time Auditor	Yasuo Akashi
Full-time Auditor	Yoshihiko Nishikawa	(Newly-elected)
Corporate Auditor	Osamu Nishieda
Corporate Auditor	Shinji Kurihara
Corporate Auditor	Shigekazu Tamura	(Newly-elected)

(Note)	Messrs. Osamu Nishieda, Shinji Kurihara and Shigekazu Tamura are outside Corporate Auditors as required under paragraph 1, Article 18 of the Law regarding Exceptional Rules of the Commercial Code of Japan concerning Auditing, etc. of Kabushiki-Kaisha.

Executive Officers

Chief Executive Officer (CEO)	Yasuo Nishiguchi
Chief Financial Officer (CFO)	Masahiro Umemura
Chief Operating Officer (COO)	Makoto Kawamura
Senior Managing Executive Officer	Isao Yukawa
Managing Executive Officer	Tatsumi Maeda
Managing Executive Officer	Hisashi Sakumi
Managing Executive Officer	Tsutomu Yamori
Managing Executive Officer	Takashi Itoh
Managing Executive Officer	Tetsuo Kuba
Managing Executive Officer	Osamu Nomoto
Managing Executive Officer	Eiichi Toriyama
Senior Executive Officer	Akiyoshi Okamoto
Senior Executive Officer	Keijiro Minami
Senior Executive Officer	Goro Yamaguchi
Senior Executive Officer	Yasushi Matsumura
Senior Executive Officer	Tetsuo Okada	(Newly-elected)

Title	Name
Executive Officer	Yoshihito Ota
Executive Officer	Yasuyuki Yamamoto
Executive Officer	Junichi Jinno
Executive Officer	Gen Takayasu
Executive Officer	Nobuhiro Ochiai
Executive Officer	Junzo Katsuki
Executive Officer	Yukihiro Takarabe
Executive Officer	Takashi Naruko
Executive Officer	Masakazu Mitsuda
Executive Officer	Toshimi Gejima
Executive Officer	Michiaki Furuhashi
Executive Officer	Mitsuru Imanaka	(Newly-elected)
Executive Officer	Shoichi Aoki	(Newly-elected)
Executive Officer	Hiroshi Togi	(Newly-elected)
Executive Officer	Yoshihiro Kano	(Newly-elected)
Executive Officer	Yoichi Yamashita	(Newly-elected)
Executive Officer	Robert Whisler	(Newly-elected)
Executive Officer	John Rigby	(Newly-elected)